June 3, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     The Coventry Group - File Nos. 33-44964 and 811-6526

Ladies and Gentlemen:

The Coventry Group (the “Trust”) filed Post-Effective Amendment No. 137 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) on May 18, 2011. The Amendment was filed pursuant to Rule 485(a)(2) promulgated under the Securities Act of 1933. The main purpose of the filing was to add a new series, the Walden Midcap Fund, to the Trust’s combined prospectus and to make other non-material changes to the disclosure relating to the other series of the Trust.

On behalf of the Trust, we hereby request selective review of the Amendment. The disclosure relating to the Walden Midcap Fund in the sections of the combined prospectus entitled Fund Summary and More About Investment Objectives, Strategies and Risks is substantially similar to the disclosure for the Boston Trust Midcap Fund, which has previously been reviewed by the Commission staff. The only material difference is the disclosure on page 14 of the prospectus that discusses the environmental, social and governance guidelines applicable to the Walden Midcap Fund. The staff, however, previously has reviewed these guidelines in connection with the other Walden Funds included in the combined prospectus (see page 22).

If you have any comments or questions, please contact Michael Wible at 614-469-3297.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com Phone 614.469.3200 Fax 614.469.3361